NEWS RELEASE	ELD No. 14-07
TSX: ELD NYSE: EGO	May 2, 2014

Eldorado Gold Announces Election of Directors

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” “the Company” or “We”), in accordance with Toronto Stock Exchange requirements, announced the voting results for the election of its Board of Directors at the Company’s Annual Meeting of Shareholders held on May 1, 2014 in Vancouver, British Columbia. The director nominees as listed in the Management Proxy Circular dated March 20, 2014 were elected as directors of Eldorado at the meeting as follows:

Directors	Votes For	Votes Withheld

K. Ross Cory	468,370,883	7,693,630
	(98.38%)	(1.62%)
Robert R. Gilmore	388,824,167	87,237,795
	(81.68%)	(18.32%)
Geoffrey A. Handley	388,779,910	87,282,052
	(81.67%)	(18.33%)
Michael A. Price	462,897,406	12,624,232
	(97.35%)	(2.65%)
Steven P. Reid	472,771,797	3,290,165
	(99.31%)	(0.69%)
Jonathan A. Rubenstein	385,508,046	90,553,916
	(80.98%)	(19.02%)
Donald M. Shumka	471,695,215	4,366,747
	(99.08%)	(0.92%)
Paul N. Wright	475,288,017	773,945
	(99.84%)	(0.16%)

The results of the other matters considered at the meeting are reported in the Report on Voting Results as filed on SEDAR on May 2, 2014.

About Eldorado

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where they operate. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Company’s election of directors.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28,2014.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo, Vice President Investor Relations

Eldorado Gold Corporation

604.601.6650 or 1.888.353.8166

nancyw@eldoradogold.com

www.eldoradogold.com